FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Roberto Abdenur

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

* The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission recent developments in the Republic as of October 21, 2005, included as Exhibit Q hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 24th day of October, 2005.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Suely Dib de Sousa e Silva
Suely Dib de Sousa e Silva Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.	Page No.
A: None
B: None
*C: Copy of the 2005 Annual Budget of the Republic (in Portuguese)—filed by paper filing under cover of Form SE
*D: Current Description of the Republic
*E: Dealer Managers Agreement, dated July 18, 2005, among the Republic, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.
*F: Settlement Agent and Luxembourg Exchange Agent Agreement, dated July 18, 2005, among the Republic, The Bank of New York and The Bank of New York (Luxembourg), S.A.
*G: Recent Developments in the Republic as of August 1, 2005
*H: Opinion dated August 11, 2005 of Arnold & Porter LLP relating to U.S.$4,508,571,000 aggregate principal amount of 8% Amortizing Global Bonds due 2018

*I: Opinion dated August 11, 2005 of the Acting Deputy Attorney General of the National Treasury of the Republic relating to U.S.$4,508,571,000 aggregate principal amount of 8% Amortizing Global Bonds due 2018

*J: Recent Developments in the Republic as of September 6, 2005
*K: Opinion dated September 13, 2005 of Arnold & Porter LLP relating to U.S.$1,000,000,000 aggregate principal amount of 8.75% Global Bonds due 2025
*L: Opinion dated September 13, 2005 of Acting Deputy Attorney General of the National Treasury of the Republic relating to U.S.$1,000,000,000 aggregate principal amount of 8.75% Global Bonds due 2025
*M: Recent Developments in the Republic as of September 19, 2005
*N: Opinion dated September 26, 2005 of Arnold & Porter LLP relating to R$3,400,000,000 aggregate principal amount of 12.50% Global BRL Bonds due 2016

*O: Opinion dated September 26, 2005 of Acting Deputy Attorney General of the National Treasury of the Republic relating to R$3,400,000,000 aggregate principal amount of 12.50% Global BRL Bonds due 2016

*P: Form of Global BRL Bond
Q: Recent Developments in the Republic as of October 21, 2005

*	Previously filed.